Exhibit 23.2


                          INDEPENDENT AUDITORS' CONSENT

         We consent to the inclusion in the Registration Statement on Form SB-2 of SpaceDev, Inc. of our report dated July 31, 2005, except for Note 14 as to which the date is August 23, 2005, with respect to the financial statements of Starsys Research Corporation for the years ended December 31, 2004 and 2003, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

     Our report dated July 31, 2005, except for Note 14 as to which the date is August 23, 2005, contains an explanatory paragraph that states that the Company has suffered a loss from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.


/s/  Clifton  Gunderson,  LLP

Denver,  Colorado
February  10,  2006